Filed by DigitalGlobe, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject Company: GeoEye, Inc.
Commission File No. of Subject Company: 001-33015

This filing relates to the proposed strategic combination of DigitalGlobe, Inc. and GeoEye, Inc. pursuant to the terms of an Agreement and Plan of Merger, dated as of July 22, 2012, as amended (the "Merger Agreement"), by and among DigitalGlobe, Inc., 20/20 Acquisition Sub, Inc., WorldView, LLC and GeoEye, Inc.  The Merger Agreement, as amended, is on file with the Securities and Exchange Commission as an exhibit to the Current Reports on Form 8-K filed by DigitalGlobe, Inc. on July 23, 2012 and, with respect to the amendment, on August 30, 2012, and is incorporated by reference into this filing.

On September 24, 2012, Jeffrey R. Tarr, DigitalGlobe President and Chief Executive Officer, sent the following letter to DigitalGlobe, Inc. employees.

Dear DigitalGlobe Team Members:

It’s been just about two months since DigitalGlobe entered into an agreement to combine with GeoEye, and already a great deal of work has gone into the combination planning to create a more diversified and capable combined company.  I’d like to provide you with an update on our progress and what to expect going forward.

Regulatory Review Process
In order for us to complete our combination, DigitalGlobe and GeoEye must obtain antitrust clearance from the U.S. Department of Justice (“DOJ”), as well as approval from the Federal Communications Commission (“FCC”) and the National Oceanic and Atmospheric Administration (“NOAA”).  Approvals from the latter two agencies are necessary because each company holds a number of licenses issued by the FCC and NOAA for the operation of its respective satellites and earth-bound transceivers.  We will continue to work cooperatively with the FCC and NOAA during their respective reviews.

With respect to the DOJ’s review, today we announced that DigitalGlobe has received a request for additional information.  This is commonly referred to as a “second request” and simply means that the DOJ requires more information from us to complete their regulatory review.  This is a standard aspect of the regulatory process, and we will continue to work cooperatively with the DOJ as it conducts its review of the proposed combination.  We continue look forward to closing the transaction late in the fourth quarter of 2012 or the first quarter of 2013.

Combination Planning Update
We are making good progress in our combination planning and remain focused on a successful combination with GeoEye. The Combination Program Office (CPO) teams continue to conduct analysis of the capabilities, operational needs and teams in order to recommend how best to leverage the strengths of both companies to better position us for future growth.

The team leaders are working tirelessly to drive the planning forward.  An updated Q&A with additional details on combination planning activities was distributed last week, and I encourage team members with questions to submit them via eGlobe or contact Rob Keosheyan so that we can be sure to address them.

Employee Combination Workshops
I want to also remind you about the upcoming employee workshops.  These will be an opportunity for you to learn more about the combination process and how to manage change.  They are also designed to solicit your views on the process to date and how to contribute to a successful combination.

What to Expect Going Forward
This is an exciting time at DigitalGlobe.  Our goal of creating a global leader in earth imagery and geospatial analysis that advances us towards our vision and helps us even better fulfill our purpose is well under way, and we are generating incredible momentum.

We understand that there are still questions yet to be answered; however, it is important to keep in mind that combining two companies the size of DigitalGlobe and GeoEye is a significant undertaking.  The work being done now will set the stage for our combined success after the close of the transaction.  Naturally, while some change is to be expected, we are committed to taking the time to plan carefully and will communicate with team members in advance of any functional changes that may occur.  We appreciate the care and dedication with which the CPO is approaching this critical task, and we thank everyone for their cooperation and high level of collaboration.

Until we receive regulatory approval and close the combination, we will continue to operate separately from GeoEye.  As always, I will share additional information on our progress with you as we continue to move towards the completion of the combination.  Please continue to stay focused on our collective goals and on serving our customers.

Thank you for all you do for DigitalGlobe – we owe our success to your hard work and dedication.

Best,
Jeff

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

DigitalGlobe Forward-Looking Statement
This document may contain or incorporate forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended.  Forward-looking statements relate to future events or future financial performance and generally can be identified by the use of terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” “continue” or “looks forward to” or the negative of these terms or other similar words, although not all forward-looking statements contain these words.

This document contains forward-looking statements relating to the proposed strategic combination of DigitalGlobe and GeoEye pursuant to a merger.  All statements, other than historical facts, including statements regarding the expected timing of the closing of the transaction; the ability of the parties to complete the transaction considering the various closing conditions; the expected benefits of the transaction such as efficiencies, cost savings, tax benefits, enhanced revenues and cash flow, growth potential, market profile and financial strength; the competitive ability and position of the combined company; and any assumptions underlying any of the foregoing, are forward-looking statements.  Such statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions.  The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved.  Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, that (1) one or more closing conditions to the transaction may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction or that the required approvals by DigitalGlobe and GeoEye stockholders may not be obtained; (2) there may be a material adverse change of GeoEye or the business of GeoEye may suffer as a result of uncertainty surrounding the transaction; (3) the anticipated benefits of the transaction may not be fully realized or may take longer to realize than expected; (4) the costs or challenges related to the integration of DigitalGlobe and GeoEye operations could be greater than expected; (5) the ability of the combined company to retain and hire key personnel and maintain relationships with customers, suppliers or other business partners; (6) the impact of legislative, regulatory, competitive and technological changes; (7) the risk that the credit ratings of the combined company may be different from what the companies expect; (8) other business effects, including the effects of industry, economic or political conditions outside of the companies’ control, transaction costs and actual or contingent liabilities; (9) the outcome of any legal proceedings related to the transaction; and (10) other risk factors as detailed from time to time in DigitalGlobe’s and GeoEye’s reports filed with the Securities and Exchange Commission (“SEC”), including their respective Annual Reports on Form 10-K for the year ended December 31, 2011 and Quarterly Reports on Form 10-Q for the quarter ended March 31, 2012 and June 30, 2012, which are available on the SEC’s website (www.sec.gov).  There can be no assurance that the strategic combination will be completed, or if it is completed, that it will close within the anticipated time period or that the expected benefits of the strategic combination will be realized.

Neither DigitalGlobe nor GeoEye undertakes any obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.  Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Additional Information and Where to Find It

In connection with the proposed strategic combination, DigitalGlobe filed with the SEC a Registration Statement on Form S-4 that includes a preliminary joint proxy statement of DigitalGlobe and GeoEye that also constitutes a preliminary prospectus of DigitalGlobe.  These materials are not yet final and will be amended.  DigitalGlobe and GeoEye will mail the final joint proxy statement/prospectus to their respective stockholders.  INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.  Investors may obtain the preliminary joint proxy statement/prospectus and the definitive joint proxy statement/prospectus when it becomes available, as well as other filings containing information about DigitalGlobe and GeoEye, free of charge, from the SEC’s website (www.sec.gov).  Investors may also obtain DigitalGlobe’s SEC filings in connection with the transaction, free of charge, from DigitalGlobe’s website (www.digitalglobe.com) under the tab “Investors” and then under the heading “SEC Filings,” or by directing a request to DigitalGlobe, Inc., 1601 Dry Creek Drive, Suite 260, Longmont, Colorado 80503, Attention: Corporate Secretary.  Investors may also obtain GeoEye’s SEC filings in connection with the transaction, free of charge, from GeoEye’s website (www.geoeye.com) under the tab “About Us – Investor Relations” and then under the heading “SEC Filings,” or by directing a request to GeoEye, Inc., 2325 Dulles Corner Boulevard, Herndon, Virginia 20171, Attention: Corporate Secretary.

Participants in the Merger Solicitation

The respective directors, executive officers and employees of DigitalGlobe and GeoEye and other persons may be deemed to be participants in the solicitation of proxies in respect of the transaction.  Information regarding the interests of the participants in the proxy solicitation is contained in the preliminary joint proxy statement/prospectus and will be contained in the definitive joint proxy statement/prospectus when it becomes available.  Information regarding DigitalGlobe’s directors and executive officers is available in its definitive proxy statement filed with the SEC on April 10, 2012, and information regarding GeoEye’s directors and executive officers is available in its definitive proxy statement filed with the SEC on April 27, 2012.  These documents can be obtained free of charge from the sources indicated above.  This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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